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ABOUT THE ZERO CARBON TECHNOLOGY
INVEST NOW ON
WEFUNDER
WED . MAY 12th . 2021

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exzerocarbon Join us in our special webinar session to talk about Zero Carbon technology on Wednesday, May 21st, 2021. We will invite viewers to a live ask session.

JOIN THE WEBINAR NOW: bit.ly/zerocarbonwebinar

We, at EX Zero Carbon, are aiming to solve the global plastic waste issues, and we're trying to provide alternatives to fossil fuel. Zero Carbon offers a waste-to-clean energy solution, which is able to resolve both managing inorganic waste and generating energy right on site.

We're currently inviting individuals who genuinely participate in our cause to create self-sufficient communities from any part of the world. Join us in our mission to build a sustainable future!

Click the link below to invest in the machine https://wefunder.com/zerocarbon

#zerocarbon #webinar #funding

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ex.zerocarbon Disclaimer:
We are 'testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the [...]

May 10

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